206,717 Units

UNITED RETAIL GROUP, INC.

______________________

The 206,717 units (each consisting of one share of Common Stock, $.001 par value per share, and the right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, and collectively referred to in this Prospectus as a “share of Common Stock”) of United Retail Group, Inc. (the “Company”) offered hereby are being sold by the Selling Stockholders and have been distributed to them, or are being held on their behalf, by the trustee under the Company’s Retirement Savings Plan (the “Plan”). See “Selling Stockholders” and “Incorporation of Certain Information.” The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

The Common Stock is quoted on the NASDAQ Global MarketSM under the symbol “URGI”. The Selling Stockholders may make sales of Common Stock on the NASDAQ Global MarketSM. See, “Plan of Distribution.” The last reported sales price of the Common Stock on the NASDAQ Global MarketSM on August 24, 2006 was $16.47.

See “Risk Factors” commencing on page 2 for certain conditions relevant to an investment in shares of Common Stock.

EXECUTIVE OFFICES

The executive offices of the Company are located at 365 West Passaic Street, Rochelle Park, New Jersey 07662 (telephone no. (201) 845-0880).

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities to which it relates in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

_______________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________________

The date of this Prospectus is August 25, 2006

SUMMARY BUSINESS DESCRIPTION

The Company is a leading nationwide specialty retailer of large size (14 or larger) women’s fashions featuring its proprietary AVENUE® brand. Its product line features AVENUE® brand wearing apparel, AVENUE BODY® brand undergarments, CLOUDWALKERS® brand footwear, AVENUE® brand accessories and gifts, AVENUE® brand hosiery and AVENUE BODY® brand loungewear. Sales have been principally of apparel. These proprietary brands present a fashion-current, upscale image at prices that target the middle mass market. The Company operates a nationwide chain of AVENUE® retail stores and markets its brands on the Internet at www.avenue.com.

RISK FACTORS

Fashion Risk

The Company historically experienced fluctuations in customer response to its merchandise assortments. Future success depends on the Company’s ability to consistently anticipate, assess and react to the changing demands of its customer-base. As a private label merchandiser, the Company assumes certain risks, including long product lead times and high initial purchase commitments, that amplify the consequences of any miscalculation that it might make in anticipating fashion trends or interpreting them for customers. There is no assurance that the Company will be able to identify and offer merchandise that appeals to its customer-base or that the introduction of new merchandise will be successful or profitable.

Brand Development Costs

Future success depends upon the Company’s ability to effectively define, evolve and promote its brand. In order to achieve and maintain significant brand name recognition, it may become necessary to increase investments in the development of the brand through various means, including customer research, advertising, direct mail marketing and Internet marketing. There is no assurance that, if such funding becomes necessary, it will be available.

Increased Competition

All aspects of the women’s retail apparel and shoe businesses are highly competitive. Many of the competitors are units of large national chains that have substantially greater resources than the Company and are better known to shoppers. The Company’s competition includes other specialty retailers, mass merchants, department stores, discount stores, mail order companies, television shopping channels and Internet web sites. Management believes that total sales of large size women’s apparel from these sources of supply increased in recent years. Among specialty retailers for large size women like the Company, the competition includes large store chains that have announced long-term store growth plans to aggressively expand into additional locations. There is no assurance that the Company will be able to maintain its market share in the face of increased competition.

Other External Influences

The following external factors could impact the Company’s operations: threats of terrorism; war risk; shifts in consumer spending patterns, overall economic conditions; variations in weather patterns; increases in interest rates; political instability and other risks associated with foreign sources of production and increases in fuel costs.

Key Personnel

Management believes that since the Company’s inception it has benefited substantially from the leadership of Raphael Benaroya, the Company’s Chairman of the Board, President and Chief Executive Officer. The Company has an employment contract with Mr. Benaroya and believes that its relations with him are good. Nevertheless, there is no assurance that Mr. Benaroya will remain in the Company’s employ or that a suitable replacement could be recruited in a timely manner if he left.

Future success depends on the Company’s ability to attract and retain talented associates engaged in creative activities, such as product design, product management, marketing, brand development and store design. There is no assurance that the Company will be able to attract and retain key associates in these key areas.

Shares Eligible For Future Resale

Under a Restated Stockholders’ Agreement, dated December 23, 1992 (as amended, the “Restated Stockholders’ Agreement”), Raphael Benaroya, the Chairman of the Board, President and Chief Executive Officer of the Company, has demand registration rights to require the Company to prepare and file registration statements under the Securities Act of 1933, as amended (the “Securities Act”), with respect to 1,500,000 outstanding shares of Common Stock, the issuance of which was not registered under the Securities Act. In addition, under the Restated Stockholders’ Agreement, Mr. Benaroya, certain other officers of the Company and its subsidiaries and certain other stockholders have the right to participate on a “piggyback” basis in any future registration statements filed by the Company under the Securities Act to raise capital for itself through an offering of its equity securities, subject to the right of the underwriters of any such offering to limit the number of shares included in such registration on a “piggyback” basis. See “Incorporation of Certain Information.”

The Company has filed registration statements under the Securities Act for the resale of:

(i)                2,442,400 outstanding shares that were issued pursuant to the exercise of management stock options,

(ii)                1,163,500 shares of Common Stock that may become issuable pursuant to the exercise of management stock options, and

(iii)              60,003 outstanding shares that are held by the Company’s Employee Stock Purchase Plan for the benefit of Company associates.

Some of the shares of Common Stock referred to in this paragraph have been resold and the remainder may be resold on the open market.

On May 26, 2006, additional stock options to purchase a total of 35,000 shares of Common Stock were issued under the Company’s 2006 Equity-Based Compensation and Performance Incentive Plan (the “2006 Plan”) to the nonmanagement Directors.

In addition, on August 18, 2006, the Compensation Committee of the Company’s Board of Directors approved the issuance to Company associates of awards under the 2006 Plan. These awards are for a total of 172,500 shares of restricted stock and stock appreciation rights settled in stock with respect to a total of 248,500 shares of Common Stock at a grant price of $16.33 per share.

The potential for resales both as referred to in the preceding paragraphs and pursuant to the exercise of Demand Registration Rights and the obligation to include sales by certain stockholders on a “piggyback” basis in any future registration statements could impair the Company’s ability to raise capital through an offering of its equity securities by increasing the number and size of public offerings of Common Stock by sellers other than the Company.

In addition, 279,870 shares of Common Stock are held by the Company’s Supplemental Retirement Savings Plan (“SRSP”) and may be distributed to Raphael Benaroya, the Company’s Chairman of the Board, President and Chief Executive Officer, in the event of the termination of his employment or under other circumstances in accordance with the provisions of the SRSP. However, the shares held by the SRSP have not been registered for resale under the Securities Act.

Any shares being resold by an “affiliate” of the Company (as that term is defined under the rules and regulations adopted under the Securities Act) or by a person who would be deemed to have been an “affiliate” at any time during the 90 days preceding a resale will be subject to the volume limitations in Rule 144 adopted under the Securities Act except for certain sales pursuant to registration statements filed under the Securities Act, such as the registration statements referred to in the preceding paragraphs. See, “Incorporation of Certain Information.” On the other hand, a person who is not deemed to have been an “affiliate” at any time during the 90 days preceding a resale would be entitled to resell shares under Rule 144 without regard to the volume limitations in Rule 144, provided that two years have elapsed since such shares were acquired from the Company or an “affiliate” of the Company.

Based on available information, the Company believes that all of its outstanding shares of Common Stock not held by its “affiliates” or recently resigned “affiliates” are eligible for resale without regard to the volume limitations in Rule 144.

The Company can make no prediction as to the effect, if any, that resales of shares of Common Stock or the availability of shares of Common Stock for resale will have on the market price prevailing from time to time. Nevertheless, resales of substantial amounts of the Common Stock on the open market could adversely affect the market price of the Common Stock and could impair the Company’s future ability to raise capital through an offering of its equity securities.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The public may read and copy any materials that the Company filed with the Commission at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549-0213. Copies of such material can also be obtained from the Public Reference Section of the Commission. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission at 1-800-SEC-0330. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the NASDAQ Global MarketSM, 9600 Blackwell Road, Rockwell, Maryland 20850, on which the shares of Common Stock of the Company are listed. The Commission maintains an Internet site that contains reports, proxy statements and other information regarding the Company filed electronically with the Commission. The address of the Commission’s Internet site is http://www.sec.gov. The Company’s Internet site at http://www.unitedretail.com contains a link to the Commission’s Internet site.

SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of the Company’s Common Stock by each Selling Stockholder and the number of shares available for resale in the offering, whether or not the Selling Stockholder has a present intention to resell.

Name of Selling Stockholder	(a) Number of Shares Beneficially Owned Before Offering(1)	(b) % of Outstanding Shares Before Offering(2)	(c) Number of Shares Offered for Resale	(d) ((a) minus (c)) Number of Shares Beneficially Owned After Offering	(e) % of Outstanding Shares After Offering(2)

Raphael Benaroya(3)	2,737,924	19.6%	167,353	2,570,571	18.4%
Kenneth P. Carroll(4)	171,563	1.3%	27,507	144,056	1.1%
Kent Frauenberger(5)	43,202	*	11,261	31,941	*
Scott Lucas(6)	29,359	*	596	28,763	*
Total			206,717

____________________

(1)	Includes shares issuable upon the exercise of stock options that are vested or are scheduled to become vested within 60 days in accordance with their terms.
(2)	Determined in accordance with Rule 13d-3 under the Exchange Act.
(3)	Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc. Includes 362,000 shares which may be acquired upon the exercise of stock options.
(4)	Senior Vice President-General Counsel and Secretary of United Retail Group, Inc.
(5)	Vice President-Logistics of United Retail Logistics Operations Incorporated. Includes 17,000 shares that may be acquired upon the exercise of stock options.
(6)	Vice President-Sales, Western region of United Retail Incorporated. Includes 11,000 shares that may be acquired upon the exercise of stock options.

The person listed has the sole right to vote and dispose of these shares except that 2,133,571 of the shares held by Mr. Benaroya and 134,056 of the shares held by Mr. Carroll, respectively, are pledged to secure repayment of indebtedness in connection with a margin account at a stockbroker.

*Less than 1% of the outstanding shares.

INCORPORATION BY REFERENCE

Certain reports, proxy statements and other information filed by the Company and the Selling Stockholders with the Commission have been incorporated by reference in this Prospectus but are not being delivered herewith. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that has been incorporated by reference in this Prospectus). Requests for a copy of such information should be directed to the Company’s Senior Vice President- General Counsel, 365 West Passaic Street, Rochelle Park, New Jersey 07662 (Telephone no. (201) 909-2200, e-mail kcarroll@unitedretail.com).

PLAN OF DISTRIBUTION

The Selling Stockholders may offer shares of Common Stock for resale from time to time on the NASDAQ Global MarketSM through their respective brokers and may also offer shares for resale in private transactions.

INCORPORATION OF CERTAIN INFORMATION

The documents listed below are incorporated by reference in this Prospectus:

(a)the Company’s Annual Report on Form 10-K for the year ended January 28, 2006 filed with the Commission (including information incorporated therein by reference);

(b)all other reports filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act after January 28, 2006; and

(c)the description of the Company’s (i) Common Stock, par value $.001 per share, contained in its Form 8-A (Registration Number 0-19774) filed with the Commission on January 2, 1992, and (ii) stockholders’ rights plan contained in its Form 8-A filed with the Commission on September 15, 1999, including any amendment or report filed for the purpose of updating such descriptions.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act and all Form 4 Statements of Changes in Beneficial Ownership filed by the Selling Stockholders after the date of this Prospectus prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

USE OF PROCEEDS

All shares of Common Stock offered hereby are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the resale of such shares.

VALIDITY OF COMMON STOCK

The validity of the shares of Common Stock being resold in the offering is being passed upon by Kenneth P. Carroll, Esq., the Company’s Senior Vice President-General Counsel. Mr. Carroll holds 144,056 shares of Common Stock directly, as well as options to purchase 12,000 shares of Common Stock under Company Stock Option Plans and stock appreciation rights with respect to 25,000 shares of Common Stock under the 2006 Plan. He is also the beneficiary of a retirement trust that holds 27,507 shares of Common Stock for his account, as indicated in the Selling Stockholders table above.

TABLE OF CONTENTS

Retirement Savings Plan